UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: December 7, 2009

CEMEX, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX Publicly Traded Stock Corporation

 (Translation of Registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
    Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Contents

CEMEX, S.A.B. de C.V. ("CEMEX") intends to issue, through its finance subsidiary, CEMEX Finance LLC, Euro-denominated Senior Secured Notes (the "Notes") in an amount and maturity to be determined, in offerings exempt from registration under the U.S. Securities Act of 1933.  Proceeds from the sale of the Notes will be used to repay a portion of the indebtedness outstanding under CEMEX's August 14, 2009 Financing Agreement with its principal institutional lenders and for general corporate purposes.  The Notes would share in the collateral pledged to the lenders under the Financing Agreement (along with other obligations of CEMEX that share in such collateral) and would be guaranteed by CEMEX and the subsidiaries which have provided guarantees under the Financing Agreement.

The Notes and the guarantees thereof have not been and will not be registered under the Securities Act or any state securities laws, and they may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

This report on Form 6-K contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions.  No assurance can be given that the offering described herein will be consummated or as to the terms of any such offering.  CEMEX assumes no obligation to update or correct the information contained in this report on Form 6-K.

This report on Form 6-K shall be deemed to be incorporated by reference into the Confidential Preliminary Offering Memorandum (subject to completion), dated December 1, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.

(Registrant)

Date:	December 7, 2009	By:	/s/ Rafael Garza

			Name:	Rafael Garza

			Title:	Chief Comptroller